SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
FOR THE TRANSITION PERIOD FROM                                          TO
COMMISSION FILE NUMBER 0-12345
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
STILLWATER MINING COMPANY
PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

REQUIRED INFORMATION
1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan — Financial Statements and Schedules, December 31, 2004 and 2003 (With Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2004 and 2003, the related Statement of Changes in Net Assets Available For Benefits for the years then ended, and the related Notes to Financial Statements for the years then ended, together with the Supplemental Schedules of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2004 and Schedule H, line 4j — Schedule of Reportable Transactions December 31, 2004.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

December 20, 2005	/s/ John R. Stark

Date	John R. Stark
Vice President, Human Resources,
Corporate Counsel and Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Financial Statements and Schedule
December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm)

KPMG LLP
P.O. Box 7108
Billings, MT 59103
1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101
Report of Independent Registered Public Accounting Firm
To the Administrator of the
     Stillwater Mining Company Bargaining Unit 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit 401 (k) Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2004 and Schedule H, line 4j — schedule of reportable transactions for the year end December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Billings, Montana
December 9, 2005
KPMG LLP. a U.S. limited liability partnership, is the U.S.
Member firm of KPMG International, a Swiss cooperative.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (note 3):
Interest-bearing cash	$2,172	—
Common stock fund	8,928,705	8,003,103
Mutual funds	22,556,543	16,945,828
Money market account	—	2,521,166
Common/collective trust fund	—	1,704,239
Guaranteed interest account	3,985,507	—
Participant loans	3,429,532	2,245,731

Total investments	38,902,459	31,420,067

Receivables:
Employer contributions	304,080	288,153
Participant contributions and loan repayments	207,330	124,078
Other	1,329	—

Total receivables	512,739	412,231

	$39,415,198	31,832,298

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401 (K) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Net appreciation in fair value of investments (note 3)	$4,095,327	7,610,383
Interest and dividends	103,831	210,809
Interest income on participant loans	208,052	154,236

Total investment income	4,407,210	7,975,428

Contributions:
Employer contributions:
Employer securities	2,793,664	2,610,523
Participant contributions	4,307,337	3,390,619
Participant rollovers	70,286	57,715

Total contributions	7,171,287	6,058,857

Deductions from net assets attributed to:
Distributions and withdrawals	2,931,763	1,601,664
Administrative expenses	80,572	111,309

Total deductions	3,012,335	1,712,973

Net increase before net transfers to other company plan	8,566,162	12,321,312

Net transfers to other company plan (note 1)	(983,262)	(96,697)

Net increase	7,582,900	12,224,615

Net assets available for benefits:
Beginning of year	31,832,298	19,607,683

End of year	$39,415,198	31,832,298

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401 (K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(1)	Description of the Plan

On October 1, 1996, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

(b)	Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. Effective October 1, 2004, the assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank and Trust Company (the “Trustee”). Prior to October 1, 2004, the assets of the Plan were maintained in a trust fund that was administered under a trust agreement with Smith Barney Corporate Trust Company.

(c)	Plan Amendment

Effective January 1, 2004, the Plan was amended and restated. The Plan increased the maximum participant pre-tax “elective deferral contributions” to 60% of eligible compensation from 20%. The amendment and restatement also reflects certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Effective October 1, 2004, the Plan was amended and restated, and a new trustee and recordkeeper were appointed.

(d)	Contributions

During 2004, each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation as defined by the Plan Document. During 2003, each participant had the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 20% of eligible compensation as defined by the Plan document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The matching Company contribution may be made in Company common stock. During 2004 and 2003, all matching Company contributions were made in the form of common stock. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.
(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the years ended December 31, 2004 or 2003, respectively.

During 2004, participants aged 50 and over made catch-up contributions totaling $5,366.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company and are charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.

(g)	Participant Loans

Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2004 and 2003 ranged from 6% to 10%. Participant loans mature between January 2005 and December 2014.

(h)	Payment of Benefits

Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.
(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(i)	Forfeitures

Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $106,265 and $93,185, respectively. During 2004 and 2003, $323,196 and $235,162, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2004 and 2003 totaled $1,226 and $690, respectively.

The amount of forfeitures used to pay administrative expenses in 2004 and 2003 totaled $45,902 and $102,646, respectively.

The amount of forfeitures used to reduce employer matching contributions was $265,440 and $203,740 in 2004 and 2003, respectively.

(j)	Plan to Plan Transfers

Net transfers to other company plan includes $983,262 and $96,697 of net transfers to the Stillwater Mining Company 401(k) Plan for the years ended December 31, 2004 and 2003, respectively. The Stillwater Mining Company 401(k) Plan covers non-union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this plan occur when the union membership status of an employee changes.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.
(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(d)	Investment Valuation and Income Recognition

Plan investments in mutual funds and common stock are valued at fair value based on the market value or share price at the end of the year. Plan investments in common collective trust funds and the money market account were valued based on the values of the underlying instruments at the end of the Plan year. The Plan’s guaranteed interest account is fully benefit-responsive and is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at a specified rate determined semi-annually (note 4). Participant loans are valued at principal amount. Purchases and sales of investments are recorded on the trade date.

Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

(e)	Expenses of the Plan

The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, are paid by the Company.

(f)	Payment of Benefits

Benefits are recorded when paid.
(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401 (K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(3)	Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2004
	Number of
	shares, units
	or loans	Fair value
Stillwater Mining Company Stock Fund	1,223,153	$8,928,705
Mutual Funds and Money Market Account:
American Funds Growth Fund of America	186,028	5,041,367
Davis Large Cap Value Fund	431,611	4,501,716
Baron Growth Fund	83,124	3,729,765
American Funds EuroPacific Growth Fund	71,634	2,525,804
PIMCO Total Return Fund	190,253	2,030,581

		17,829,233

Guaranteed Interest Account	395,012	3,985,507
Participant loans	450	3,429,532

		34,172,977

Other investments less than 5% of the Plan’s net assets		4,729,482

		$38,902,459

	2003
	Number of
	shares, units
	or loans	Fair value
Stillwater Mining Company Stock — Common Stock	834,692	$8,003,103
Mutual Funds and Money Market Account:
Janus Twenty Fund	82,406	2,987,903
Dreyfus Premier Core Value Fund	107,340	2,953,268
Smith Barney Government Portfolio	2,521,166	2,521,166
Scudder International Fund	49,470	1,904,527
Royce Premier Fund	136,926	1,771,737

		12,138,601

Common/Collective Trust Fund:
MCM Stable Value Portfolio	126,065	1,704,239
Participant loans	396	2,245,731

		24,091,674

Other investments less than 5% of the Plan’s net assets		7,328,393

		$31,420,067

(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401 (K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Common stock	$1,706,593	4,227,493
Mutual funds	2,339,593	3,324,766
Common/collective trust fund	49,141	58,124

	$4,095,327	7,610,383

(4)	Investment Contract with Insurance Company

In 2004, the Plan entered into an investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The average yield and crediting interest rate was 4% for the period ending December 31, 2004. The crediting interest rate is based on a formula agreed upon by the issuer, but may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In addition, in the event of Plan termination, participants will be 100% vested in their accounts.

(6)	Related Party Transactions

Mass Mutual Retirement Services, the recordkeeper of the Plan subsequent to October 1, 2004, is a division of Mass Mutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by Mass Mutual. These transactions qualify as allowable party-in-interest transactions.

Smith Barney Corporate Trust Company, the trustee as defined by the Plan prior to October 1, 2004, and CitiStreet Associates, LLC, the recordkeeper of the Plan prior to October 1, 2004, are subsidiaries of Citigroup Inc. Administrative fees paid by the Plan to CitiStreet Associates, LLC amounted to $75,302 and $111,309 for the years ended December 31, 2004 and 2003, respectively. Also, certain Plan investments prior to October 1, 2004 were shares of mutual funds managed by subsidiaries of Citigroup Inc. These transactions qualify as allowable party-in-interest transactions.
(Continued)

STILLWATER MINING COMPANY
BARGAINING UNIT 401 (K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
The Company made matching contributions in Company common stock of $2,793,664 (212,292 shares) and $2,610,523 (548,082 shares) during the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, the Plan held $8,574,895 (761,536 shares) of common stock and $353,810 of interest-bearing cash in a unitized Company stock fund. At December 31, 2003, the Plan held $8,003,103 (834,692 shares) of common stock. At December 31, 2004 and 2003, the Plan had employer contributions receivable of $304,080 and $288,153, respectively.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated January 27, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) applicable for the plan amendment executed on January 20, 2004. The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through a subsequent amendment, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of the Form 5500:

Net assets available for benefits per the financial statements	$39,415,198
Total noninterest-bearing cash related to unsettled trades	68,423
Other liabilities related to unsettled trades	(68,423)

Net assets available for benefits per Schedule H, Form 5500	$39,415,198

Interest-bearing cash in Schedule H of the Form 5500 of $355,982 includes $353,810 of cash included in the unitized Company stock fund.

Schedule 1
STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,	(d) Number	(e) Current
(a)	or similar party	par or maturity value	of units	value
*	Loans	Interest rates ranging from 6% to 10%	450	$3,429,532

	American Funds Growth Fund of America	Mutual Fund	180,766	4,898,749
	Davis Large Cap Value Fund	Mutual Fund	419,253	4,372,811
	Baron Growth Fund	Mutual Fund	82,429	3,698,591
	American Funds EuroPacific Growth Fund	Mutual Fund	70,282	2,478,150
	PIMCO Total Return Fund	Mutual Fund	168,160	1,794,848
	Oppenheimer Developing Markets Fund	Mutual Fund	56,976	1,531,510
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	109,735	1,452,891
	Oppenheimer Main Street Fund	Mutual Fund	21,865	775,342
	Northern Trust Indexed Equity Fund	Mutual Fund	38,766	432,627
	Stillwater Moderate Blend:
	Baron Growth Fund	Mutual Fund	254	11,389
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	863	11,431
	T. Rowe Price Small Company Value Fund	Mutual Fund	812	11,618
	Harris Focused Value Fund	Mutual Fund	663	11,919
	American Funds EuroPacific Growth Fund	Mutual Fund	489	17,241
	Oppenheimer Developing Markets Fund	Mutual Fund	642	17,257
*	Guaranteed Interest Account	Insurance Contract	1,885	19,039
	Northern Trust Indexed Equity Fund	Mutual Fund	2,069	23,090
	Oppenheimer Main Street Fund	Mutual Fund	751	26,616
	Davis Large Cap Value Fund	Mutual Fund	4,399	45,879
	American Funds Growth Fund of America	Mutual Fund	1,969	53,327
	PIMCO Total Return Fund	Mutual Fund	12,519	133,586

				382,392

	Stillwater Aggressive Blend:
	Baron Growth Fund	Mutual Fund	238	10,703
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	811	10,738
	T. Rowe Price Small Company Value Fund	Mutual Fund	760	10,867
	Harris Focused Value Fund	Mutual Fund	769	13,823
	American Funds EuroPacific Growth Fund	Mutual Fund	497	17,515
	Oppenheimer Developing Markets Fund	Mutual Fund	653	17,555
	Oppenheimer High Yield Fund	Mutual Fund	2,058	20,123
	PIMCO Total Return Fund	Mutual Fund	1,890	20,167
	Oppenheimer Main Street Fund	Mutual Fund	680	24,123
	Northern Trust Indexed Equity Fund	Mutual Fund	2,180	24,324
	Davis Large Cap Value Fund	Mutual Fund	4,643	48,433
	American Funds Growth Fund of America	Mutual Fund	1,882	50,992

				269,363

	Stillwater Conservative Blend:
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	124	1,637
	T. Rowe Price Small Company Value Fund	Mutual Fund	116	1,655
	Baron Growth Fund	Mutual Fund	73	3,264
	Harris Focused Value Fund	Mutual Fund	187	3,364
	American Funds EuroPacific Growth Fund	Mutual Fund	117	4,106
	Oppenheimer Developing Markets Fund	Mutual Fund	153	4,117
	Oppenheimer Main Street Fund	Mutual Fund	138	4,904
	Northern Trust Indexed Equity Fund	Mutual Fund	443	4,941
	Davis Large Cap Value Fund	Mutual Fund	943	9,842
	American Funds Growth Fund of America	Mutual Fund	423	11,455
	PIMCO Total Return Fund	Mutual Fund	7,683	81,980
*	Guaranteed Interest Account	Insurance Contract	10,158	102,571

				233,836

	Oppenheimer High Yield Fund	Mutual Fund	16,428	160,740
	Stillwater Ultra-Aggressive Blend:
	Baron Growth Fund	Mutual Fund	129	5,818
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	441	5,837
	T. Rowe Price Small Company Value Fund	Mutual Fund	413	5,913
	Harris Focused Value Fund	Mutual Fund	335	6,029
	American Funds EuroPacific Growth Fund	Mutual Fund	250	8,792
	Oppenheimer Developing Markets Fund	Mutual Fund	328	8,810
	Northern Trust Indexed Equity Fund	Mutual Fund	1,054	11,762
	Oppenheimer Main Street Fund	Mutual Fund	362	12,821
	Davis Large Cap Value Fund	Mutual Fund	2,373	24,751
	American Funds Growth Fund of America	Mutual Fund	991	26,844

				117,377

	T. Rowe Price Small Company Value Fund	Mutual Fund	2,918	41,752
	Harris Focused Value Fund	Mutual Fund	2,063	37,084
	Holding Account		90	90

				22,678,153

	Interest-bearing cash			2,172
*	Guaranteed Interest Account	Insurance Contract	382,969	3,863,897
*	Stillwater Mining Company	Common Stock Fund	1,223,153	8,928,705

				$38,902,459

	* Party-in-interest to the Plan.
     See accompanying report of independent registered public accounting firm.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
December 31,2004

							(h) Current value
(a) Identity of	(b) Description of asset (include interest	(c) Purchase	(d) Selling	(e) Lease	(f) Expense incurred	(g) Cost of	of asset on	(i) Net gain
party involved	rate and maturity in case of a loan)	price	price	Rental	with transaction	asset	transaction date	or loss
Mass Mutual	Guaranteed Interest	$4,188,168	—	—	—	—	—	—
Mass Mutual	Davis Large Cap Value Fund	4,192,998	8,529	—	—	8,529	8,529	—
Mass Mutual	American Funds EuroPacific Growth Fund	2,269,340	—	—	—	—	—	—
Mass Mutual	Baron Growth Fund	3,337,516	16,899	—	—	16,899	16,899	—
Mass Mutual	PIMCO Total Return Fund	2,015,030	3	—	—	3	3	—
Mass Mutual	American Funds Growth Fund of America	4,620,859	51,180	—	—	51,180	51,180	—
Mass Mutual	Common Stock Fund	11,585,153	732,102	—	—	733,152	732,102	(1,050)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN
EXHIBIT INDEX

Exhibit	Document

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm